UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. has issued a press release today announcing that it has commenced enrollment in a European study of its first human peripheral by-pass study which will evaluate a proprietary drug-loaded vascular wrap.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:October 1, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday October 1, 2003

ANGIOTECH COMMENCES FIRST PERIPHERAL BY-PASS STUDY USING

DRUG-LOADED VASCULAR WRAP

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has commenced enrollment in a European study of its first human peripheral by-pass study which will evaluate a proprietary drug-loaded vascular wrap.  The drug-loaded wrap is designed to prevent or reduce stenosis (narrowing of the blood vessel) at the by-pass attachment site.  Patients diagnosed with peripheral vascular disease undergoing “below the knee” femoral-popliteal arterial by-pass surgery, will receive a traditional graft or a graft plus Angiotech’s paclitaxel-loaded biodegradable vascular wrap.

When applied to the outside wall of the vessel, the wrap delivers drug to the blood vessel wall in a targeted manner to prevent stenosis associated with by-pass surgery.  If successful, the drug-loaded vascular wrap could potentially be used in peripheral graft procedures to prolong the life of the by-pass grafts and expand the possible application into the treatment of the more difficult smaller vessels.

Peripheral vascular disease, or PVD, is a common circulation problem in which the arteries that carry blood to the legs or arms become narrowed or clogged, preventing or hampering blood flow. Grafts, which may be either synthetic or a vein from a patient’s own body, are used to by-pass these arterial blockages. At present, there are over 250,000 peripheral by-pass procedures performed per year in the United States alone. Failure rates are reported to be as high as 45 percent at two years for synthetic graft procedures below the level of the knee. These grafts fail principally due to stenosis at the by-pass connection site.

The 60-patient open-label randomized study is expected to include up to six sites in Europe as well as the Dutch Antilles.  Patients receiving a femoral-popliteal arterial bypass graft using a synthetic graft will be randomized to receive a drug-loaded wrap or no-wrap in a two to one ratio.  The study is being conducted by an independent contract research organization (FACTORY-CRO). Patients will be examined at six-months and one year post- surgery comparing the internal vessel diameter of the femoral-popliteal anastomoses in the control group (no-wrap) versus the treated group (drug-loaded wrap).

Angiotech is in the business of enhancing the performance of medical devices and surgical implants through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676